UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Community Financial Shares, Inc.
(Name of Issuer)

Common Stock (no par value per share)
(Title of Class of Securities)

20366P100
(CUSIP Number of Class of Security)

Gregory S. Konzal
Wellington Management Company, LLP
280 Congress Street
Boston, Massachusetts 02210
(617) 790-7741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20366P100	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON Ithan Creek Master Investors (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,522,290(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,522,290(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,290(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents (i) 1,507,100 shares of common stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”) and (ii) 15,190 shares of common stock issuable upon conversion of shares of the Issuer’s Series D Convertible Noncumulative Perpetual Preferred Stock (“Series D Preferred Stock”).

(2)	Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus 1,522,290 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the common stock on any matter presented to the holders of common stock, the shares of Series C Preferred Stock beneficially owned by the Reporting Person represent 7.97% of the voting securities of the issuer based on 5,560,567 shares of common stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No. 20366P100	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON Ithan Creek Investors USB, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,522,290(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,522,290(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,522,290(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 1,507,100 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and (ii) 15,190 shares of common stock issuable upon conversion of shares of Series D Preferred Stock.

(2)	Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus 1,522,290 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock. This calculation of percentage ownership was determined in accordance with Section 13(d) of the Exchange Act. Because the Series C Preferred Stock is entitled to vote (on an as-converted basis) with the common stock on any matter presented to the holders of common stock, the shares of Series C Preferred Stock beneficially owned by the Reporting Person represent 7.97% of the voting securities of the issuer based on 5,560,567 shares of common stock and 133,411 shares of Series C Preferred Stock (representing 13,341,100 votes) issued and outstanding as of December 21, 2012.

CUSIP No. 20366P100	SCHEDULE 13D	Page 4 of 8

Item 1.          SECURITY AND ISSUER

This Schedule 13D (“Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Community Financial Shares, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 357 Roosevelt Road, Glen Ellyn, Illinois 60137.

Item 2.          IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of (i) Ithan Creek Investors USB, LLC, a Delaware limited liability company (“Ithan LLC”), and (ii) Ithan Creek Master Investors (Cayman) L.P., a Cayman Islands limited partnership and sole member and manager of Ithan LLC (“Ithan LP”). Ithan LLC and Ithan LP are sometimes referred to collectively in this Schedule 13D as the “Reporting Persons.”

Ithan LLC’s principal business is that of investing, holding and trading in securities and other financial instruments and rights and options related thereto. Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

Ithan LP’s principal business is that of serving as a fund through which the assets of its partners may be utilized in its assets in investing, holding and trading in securities and other financial instruments and rights and options related thereto. Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

During the last five years, neither Ithan LLC nor Ithan LP have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ithan LLC and Ithan LP have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 5 to this Schedule 13D.

Item 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock to which this Schedule 13D relates are currently issuable upon conversion of an aggregate of (i) 15,071 shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series C Preferred Stock”), and (i) 5,058 shares of the Issuer’s Series D Convertible Noncumulative Perpetual Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”). Such shares of Series C Preferred Stock and Series D Preferred Stock were acquired by Ithan LLC in the ordinary course of business using its own assets, which in some cases may have included funds borrowed in the ordinary course in margin accounts. A total of $2,012,900.00 was paid to acquire such shares of Series C Preferred Stock and Series D Preferred Stock.

ITEM 4.          PURPOSE OF TRANSACTION

The shares of Common Stock to which this Schedule 13D relates are issuable upon conversion of the Series C Preferred Stock and Series D Preferred Stock. The shares of Series C Preferred Stock and Series D Preferred Stock were acquired by the Reporting Persons in the ordinary course of business for investment purposes as a passive investment.

Each share of Series C Preferred Stock is convertible into such number of shares of Common Stock as is obtained by dividing (i) $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series C Preferred Stock) by (ii) $1.00 (as may be adjusted). On any matter presented to the holders of the Common Stock for a vote by them at any meeting of such holders (or by written consent thereof in lieu of meeting), each holder of Series C Preferred Stock shall be entitled to cast a number of votes equal to the maximum number of shares of Common Stock into which such holder’s shares of Series C Preferred Stock are convertible as of the record date for determining holders of the Common Stock entitled to vote on such matter. The Series C Preferred Stock also has the right to vote as a class with respect to any amendment significantly and adversely affecting the terms of the Series C Preferred Stock.

CUSIP No. 20366P100	SCHEDULE 13D	Page 5 of 8

Each share of Series D Preferred Stock is convertible into one share of Series C Preferred Stock, provided no such conversion may result in a holder, together with its affiliates, owning or controlling in the aggregate more than a 9.99% voting ownership interest in the Issuer, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and its affiliates of voting securities of the Issuer (the “Ownership Limitation”). In addition, the Series D Preferred Stock shall be convertible into Common Stock only (i) simultaneously with the closing of a transfer to a transferee of such Series D Preferred Stock pursuant to Permitted Transfer (as defined below) (an “Eligible Transferee”) and (ii) at the sole discretion of the Eligible Transferee into a number of shares of Common Stock determined by dividing $100.00 (as adjusted for any split, subdivision, combination or consolidation, recapitalization or similar event with respect to the Series D Preferred Stock) by $1.00 (as may be adjusted), upon written notice from the Eligible Transferee. “Permitted Transfer” means a transfer by any holder: (a) in a widespread public distribution, (b) in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Issuer, or (c) to a transferee that would control more than 50% of the voting securities of the Issuer without any transfer from the holder. As of the date hereof, as a result of the Ownership Limitation noted above, the shares of Series D Preferred Stock held by Ithan LLC are convertible into shares of Series C Preferred Stock only to the extent such shares of Series C Preferred Stock could convert into 15,190 shares of Common Stock. The Series D Preferred Stock has no voting rights other than with respect to any amendments significantly and adversely affecting the terms of the Series D Preferred Stock.

The shares of Series C Preferred Stock and Series D Preferred Stock described herein were acquired pursuant to that certain Securities Purchase Agreement, dated November 13, 2012, by an among the Issuer and the purchasers identified on the signature pages thereto (the “Securities Purchase Agreement”). Under the Securities Purchase Agreement, Ithan LLC has the right to acquire additional shares of Series C Preferred Stock and Series D Preferred Stock to the extent their ownership interests in the Issuer are diluted by the issuance of shares in a rights offering to be conducted by the Issuer.

In connection with the execution of the Securities Purchase Agreement, the Issuer and each of the purchasers entered into a Registration Rights Agreement, pursuant to which the Issuer agreed to register the resale of the shares of Common Stock issuable upon the conversion of the Series C Preferred Stock and Series D Preferred Stock.

Neither Ithan LLC nor Ithan LP are a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, with any other person.

Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, none of the Reporting Persons has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As of the date hereof:

(i) Ithan LLC is the beneficial owner of (i) 1,507,100 shares of Common Stock which are issuable upon conversion of 15,071 shares of Series C Preferred Stock and (ii) 15,190 shares of Common Stock which are issuable upon conversion of shares of Series D Preferred Stock. Such shares represent beneficial ownership of 21.5% of the Common Stock, based on 5,560,567 shares of Common Stock issued and outstanding as of December 21, 2012. The foregoing excludes 490,610 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by Ithan LLC because of the Ownership Limitation noted in Item 4 of this Schedule 13D. Without the Ownership Limitation, Ithan LLC would be deemed to beneficially own 2,012,900 shares of Common Stock. With respect to the shares beneficially owned, Ithan LLC may be deemed to share the power to vote and direct the disposition of such shares with the (i) Ithan LP, (ii) Wellington Hedge Management, LLC, a Massachusetts limited liability company and the Managing general partner of Ithan LP (“WHM”), (iii) Wellington Management Investment, Inc., a Delaware corporation and the managing member of WHM (“WMI”) and (iv) Wellington Management Company, LLP, a Massachusetts limited liability partnership that is the investment adviser to Ithan LLC and Ithan LP and the sole stockholder of WMI (“Wellington Management”).

CUSIP No. 20366P100	SCHEDULE 13D	Page 6 of 8

(ii) Ithan LP, in its capacity as sole member and manager of Ithan LLC, may be deemed to be the beneficial owner of (i) 1,507,100 shares of Common Stock which are issuable upon conversion of 15,071 shares of Series C Preferred Stock held by Ithan LLC and (ii) 15,190 shares of Common Stock which are issuable upon conversion of shares of Series D Preferred Stock held by Ithan LLC. Such shares represent beneficial ownership of 21.5% of the Common Stock, based on 5,560,567 shares of Common Stock issued and outstanding as of December 21, 2012. The foregoing excludes 490,610 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by Ithan LLC because of the Ownership Limitation noted in Item 4 of this Schedule 13D. Without the Ownership Limitation, Ithan LP would be deemed to beneficially own 2,012,900 shares of Common Stock. With respect to the shares beneficially owned, Ithan LP may be deemed to share the power to vote and direct the disposition of such shares with Ithan LLC, WHM, WMI and Wellington Management.

(c) Other than the shares of Series C Preferred Stock and Series D Preferred Stock described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Ithan LLC and Ithan LP have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby. No other person is known to have such right or power with respect to such shares representing more than five percent of the Common Stock, other than WHM, WMI and Wellington Management, and these entities are filing a separate Schedule 13G relating to their respective beneficial ownership of such shares of Common Stock.

(e) Not applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
                         ISSUER

Except as otherwise expressly described in Item 4 or below, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among any of the Reporting Persons and any other person or entity.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
Exhibit 1	Securities Purchase Agreement, dated as of November 13, 2012, between the Issuer and the purchasers identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 14, 2012).
Exhibit 2	Registration Rights Agreement, dated as of November 13, 2012, between the Issuer and the purchasers identified therein (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 14, 2012).
Exhibit 3	Certificate of Designations of the Powers, Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 26, 2012).
Exhibit 4	Certificate of Designations of the Powers, Preferences and Rights of the Series D Preferred Stock (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 26, 2012).
Exhibit 5	Joint Filing Agreement, dated January 25, 2013.

CUSIP No. 20366P100	SCHEDULE 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

ITHAN CREEK MASTER INVESTORS
(CAYMAN) L.P.

By: Wellington Hedge Management, LLC,
Its General Partner

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Vice President

ITHAN CREEK INVESTORS USB, LLC

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Authorized Person

CUSIP No. 20366P100	SCHEDULE 13D	Page 8 of 8

EXHIBIT 5

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of Community Financial Shares, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13D shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated: January 25, 2013

ITHAN CREEK MASTER INVESTORS
(CAYMAN) L.P.

By: Wellington Hedge Management, LLC,
Its General Partner

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Vice President

ITHAN CREEK INVESTORS USB, LLC

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Authorized Person